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                                                                    Exhibit 14.1

                                                                     July 2003

                             K & F INDUSTRIES, INC.

                   CODE OF ETHICS FOR FINANCIAL PROFESSIONALS

This K & F Industries, Inc. Code of Ethics for Professionals applies to the principal executive officer and the chief financial officer of K & F Industries, Inc. and its subsidiaries ("K & F") and to all professionals serving in a finance, accounting, treasury, tax or investor relations role. K & F expects all of its employees to act in accordance with the highest standards of personal and professional integrity in all aspects of their activities, to comply with all applicable laws, rules and regulations, to deter wrongdoing and to abide by the K & F Code of Conduct and other policies and procedures adopted by K & F that govern the conduct of its employees. This Code of Ethics is intended to supplement the K & F Code of Conduct.

You agree to:

(a) Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

(b) Avoid conflicts of interest and to disclose to the CEO or the General Counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

(c) Take all reasonable measures to protect the confidentiality of non-public information about K & F or its subsidiaries and their customers obtained or created in connection with your activities and to prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

(d) Produce full, fair, accurate, timely, and understandable disclosure in reports and documents that K & F files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by K & F;

(e) Comply with applicable governmental laws, rules and regulations, as well as the rules and regulations of any self-regulatory organizations of which K & F is a member; and

(f) Promptly report any possible violation of this Code of Ethics to the CEO, the General Counsel or the Board of Directors of K & F Industries, Inc.
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      You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead K & F or its subsidiaries' independent public auditors for the purpose of rendering the financial statements of K & F or its subsidiaries misleading.

      You understand that you will be held accountable for your adherence to this Code of Ethics. Your failure to observe the terms of this Code of Ethics may result in disciplinary action, up to and including termination of employment. Violations of this Code of Ethics may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or K & F.

      If you have any questions regarding the best course of action in a particular situation, you should promptly contact the CEO or the General Counsel. You may choose to remain anonymous in reporting any possible violation of this Code of Ethics.
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YOUR PERSONAL COMMITMENT TO THE K & F INDUSTRIES, INC. CODE OF ETHICS FOR
FINANCIAL PROFESSIONALS


I acknowledge that I have received and read the K & F Industries, Inc. Code of Ethics for Financial Professionals, dated July 2003, and understand my obligations as an employee to comply with the Code of Ethics.

I understand that my agreement to comply with the Code of Ethics does not constitute a contract of employment.

I have also received and read the K & F Industries, Inc. Notice of Employee Complaint Procedure for the reporting of questionable accounting or audit matters.

Please sign here: _______________________________

Please print your name: __________________________

Date:  __________________


This signed and completed form must be returned to your manager or designated human resources professional.